FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR 6.3.5, comprises the scrip dividend circular for the second interim dividend for 2015 which was sent to shareholders of HSBC Holdings plc on 26 August 2015. A copy of the scrip dividend circular is available at www.hsbc.com/dividends

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you sold or transferred all or some of your ordinary shares on or before 12 August 2015, but those shares are included in the number shown in box 1 on your form of election or entitlement advice for the second interim dividend for 2015, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

26 August 2015

Dear Shareholder

2015 SECOND INTERIM DIVIDEND

On 3 August 2015 your Directors declared a second interim dividend for 2015 of US$0.10 per ordinary share. This dividend is payable on 2 October 2015 to shareholders who are recorded on the Principal register, Hong Kong or Bermuda Overseas Branch registers on 14 August 2015 ('record date'). You have a choice of receiving this dividend in cash in three currencies (US dollars, Hong Kong dollars or sterling). You may also elect to receive it as a scrip dividend in the form of new shares.

SCRIP DIVIDEND

You can elect to receive new shares at a market value of US$8.6907 (£5.5464) instead of receiving the dividend in cash. If you elect to receive new shares, you will increase your shareholding without incurring dealing costs or stamp duty. The Company will also benefit by retaining cash which would otherwise be payable by way of the cash dividend. At the 2012 Annual General Meeting shareholders gave Directors authority to offer a scrip dividend scheme for a further five-year period, which will apply to this second interim dividend for 2015. The appendix to this letter sets out further details of the scrip dividend.

We encourage you to sign up to receive all communications from the Company by email. Please go to www.hsbc.com/ecomms to register your email address so that we can send you email notifications when shareholder documents are available on our website and of your dividend entitlements.

Yours sincerely

Ben J S Mathews
Group Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com
Incorporated in England with limited liability. Registered in England: number 617987

Appendix

How is the scrip dividend calculated?

The scrip dividend is calculated using the average middle market closing price of HSBC Holdings plc ordinary shares quoted on the London Stock Exchange for the five business days beginning with the ex-dividend date of 13 August 2015. The market price is converted to US dollars (the "Market Value") using the exchange rates quoted by HSBC Bank plc in
London at or about 11.00 am on 19 August 2015. For this dividend the scrip price is

US$8.6907 (£5.5464).

The formula used for calculating your entitlement to new shares is as follows:

Number of shares held at the record date x cash dividend per share + any residual dividend entitlement brought forward = maximum dividend available for share election

Maximum dividend available  =  maximum number of new shares
Market Value               (rounded down to the nearest whole number)

An online calculator to assist you in calculating your dividend entitlement is available at www.hsbc.com/dividends.

For example, if you own 1,000 ordinary shares and the cash dividend is US$0.10 per ordinary share, the maximum dividend available would be US$100. The maximum number of new shares you would receive if the Market Value was US$10 is therefore 10 new shares.

You may elect to receive new shares in respect of all or part of your holding of ordinary shares. No fraction of a share will be issued.

If you elect to receive the maximum number of new shares in lieu of your dividend, a residual dividend entitlement may arise, representing the difference between the total Market Value of the new shares and the maximum dividend available in respect of your shareholding. This residual dividend entitlement will be carried forward in US dollars (without interest) to the next dividend. Therefore, we will pay you any residual dividend entitlement if you dispose of your entire holding; or receive the dividend in cash; or revoke your standing instruction to receive new shares; or if you ask us to send it to you.

If you have less than 87 ordinary shares you will not receive any new shares for this dividend.

The new shares will be issued subject to the Articles of Association of the Company and will rank equally with the existing issued ordinary shares in all respects.

What is the currency conversion rate for cash dividends?

The dividend is declared in US dollars. It will then be converted into Hong Kong dollars and sterling using the forward exchange rate quoted by HSBC Bank plc in London at or about 11.00 am on 21 September 2015. For example, using the exchange rates on 19 August 2015, the US dollar cash dividend would be HK$0.7753 or £0.0638. The exchange rate to be applied for this dividend will be announced to the London, Hong Kong, New York, Paris and

Bermuda stock exchanges on or around 21 September 2015.

If you do not choose the currency in which to receive your cash dividend, you will be paid as follows:

1. Principal register in the United Kingdom - sterling (except for those who are resident in the United States in which case it will be US dollars)

2. Hong Kong Overseas Branch register - Hong Kong dollars

3. Bermuda Overseas Branch register - US dollars.

What action is required?

Your form of election or entitlement advice (the "Form") is included with this letter. If you have registered your email address, you should have been sent an electronic version. If you do not wish to change how you receive your dividend, you should take no action, your dividend will be paid as indicated in the Form.

If you wish to change the way you receive your dividend, you must either do so by 17 September 2015 using the online system "Investor Centre"*, returning the Form, or by writing to our Registrar, Computershare at the relevant address given at the end of this letter.

We can pay your dividend direct to your bank account in the United Kingdom, United States or Hong Kong if your bank account is denominated in the local currency. Please provide your bank account details to the Registrar by completing the dividend payment instruction section of the Form.

No acknowledgement of receipt of a form of election will be issued.

Other information

If all shareholders elected to receive new shares for the second interim dividend for 2015, approximately 225,080,512 new shares would be issued, representing an increase of 1.15 per cent in the issued ordinary share capital of the Company as at 18 August 2015.

The total cost of the second interim dividend for 2015 if no new shares were issued would be approximately US$1,956 million. The applicable tax credit is the sterling equivalent of approximately US$217 million.

Transfers

If you recently acquired ordinary shares registered on the Principal register in the United Kingdom or the Overseas Branch registers in Hong Kong or Bermuda, your share transfer must have been lodged with the appropriate Registrar before 4.00 pm on 14 August 2015 in order to receive the dividend.

*If you have not yet signed up to use Investor Centre you may do so at any time at www.investorcentre.co.uk or www.investorcentre.com/hk or www.investorcentre.com/bm. You can view your shareholding at any time on Investor Centre.

Issue of share certificates and listing of new shares

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the new shares to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new shares, and to the New York, Paris and Bermuda stock exchanges for listing of the new shares.

Existing ordinary shares on the Principal register may be held either in certificated form, or in uncertificated form through CREST. If you hold ordinary shares in both certificated and uncertificated form, each holding will be treated separately for the purpose of calculating entitlements to new shares.

Definitive share certificates for the new shares issued in respect of holdings in certificated form are expected to be mailed to shareholders entitled thereto at their risk on or about 2 October 2015, at the same time as warrants in respect of the cash dividend are mailed. New shares issued in respect of holdings of ordinary shares which are in uncertificated form will also be issued in uncertificated form. The Company will arrange for the relevant shareholders' stock accounts in CREST to be credited with the appropriate numbers of new shares on 2 October 2015.

Dealings in the new shares in London, Hong Kong, Paris and Bermuda, and in the American Depositary Shares in New York are expected to begin on 2 October 2015.

The new shares will rank pari passu with the existing ordinary shares of the Company.

Your responsibilities

Whether or not it is to your advantage to elect to receive new shares in lieu of a cash dividend or to elect to receive payment in US dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. HSBC cannot accept any responsibility for your decision.

Overseas shareholders

No person receiving a copy of this document or the form of election in any jurisdiction outside the United Kingdom or Hong Kong may treat the same as offering a right to elect to receive new shares unless such offer could lawfully be made to such person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside the United Kingdom and Hong Kong who wishes to receive new shares under the scheme to comply with the laws of the relevant jurisdiction(s), including the obtaining of any governmental or other consents and compliance with all other formalities. It is also the responsibility of any person who receives new shares in lieu of a cash dividend to comply with any restrictions on the resale of the shares which may apply outside the United Kingdom and Hong Kong. For example, shareholders in Ontario who have new shares allotted to them under the Scheme must ensure that the first trade of their new shares is executed on a stock exchange outside Canada.

Taxation

The precise tax consequences for a shareholder receiving a cash dividend or electing to receive new shares in lieu of a cash dividend will depend upon the shareholder's own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. No tax is currently withheld from dividends paid by the Company. Such dividends carry a tax credit equal to one-ninth of the dividend.

To assist shareholders who receive a scrip dividend, we will send a Notional Tax Voucher which may be needed for tax returns.

Further information on taxation is provided on our website at www.hsbc.com/dividends.

Timetable of events

American Depositary Shares quoted ex-dividend in New York	12 August 2015

Ordinary shares quoted ex-dividend in London, Hong Kong, Paris	13 August 2015
and Bermuda

Record date for the second interim dividend for 2015 for holders
on the Principal register, Hong Kong or Bermuda Overseas	14 August 2015
Branch registers

FINAL DATE FOR RECEIPT BY REGISTRAR OF FORMS OF
ELECTION, REVOCATIONS OF STANDING INSTRUCTIONS	17 September 2015
FOR SCRIP DIVIDENDS AND ELECTRONIC INSTRUCTIONS

Exchange rate determined for payment of dividends in sterling	21 September 2015
and Hong Kong dollars

Payment date - dividend warrants mailed; new share certificates
or Bermuda Overseas Branch register Transaction Advices and	2 October 2015
Notional Tax Vouchers mailed; and shares credited to stock

accounts in CREST

Expected first day of dealings in new shares in London,
Hong Kong, Paris and Bermuda; and in American Depositary	2 October 2015
Shares in New York

Communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC's website. To receive, by email, future notifications of the availability of a corporate communication on HSBC's website, or revoke or amend an instruction to receive such notifications, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.

Further copies of this letter, replacement forms of election and a Chinese translation of this and future documents may be obtained from the Registrar.

Principal register                                               Hong Kong Overseas Branch register

Computershare Investor Services PLC          Computershare Hong Kong Investor Services Limited

The Pavilions                                                        Rooms 1712-1716, 17th Floor

Bridgwater Road                                                  Hopewell Centre

Bristol                                                                    183 Queen's Road East

BS99 6ZZ                                                              Hong Kong SAR

United Kingdom                                                    Telephone: 2862 8555

Telephone: (44) 0370 702 0137                        Email: hsbc.ecom@computershare.com.hk

Email via website:                                                 Investor Centre:

www.investorcentre.co.uk/contactus www.investorcentre.com/hk

Investor Centre:

www.investorcentre.co.uk

Bermuda Overseas Branch register               US Shareholder helpline

Investor Relations Team                                    Telephone: 1 866 299 4242

HSBC Bank Bermuda Limited

6 Front Street

Hamilton HM 11

Bermuda

Telephone: 299 6737

Email: hbbm.shareholder.services@hsbc.bm

Investor Centre: www.investorcentre.com/bm

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 ("nominated persons"). The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons' personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC's Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as "Hong Kong".

The Directors of HSBC Holdings plc are Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds† .

† Independent non-executive Director

Produced by Computershare Investor Services PLC, Bristol, UK

Printed by Park Communications Limited, London

1271CE  D01                                                                                               001CSN3027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 26 August 2015